Filed Pursuant to Rule 424(b)(5)
Registration No. 333-63204

This preliminary prospectus supplement and the information it contains are subject to completion or amendment. Prospective purchasers should read the related final prospectus supplement and the accompanying prospectus for definitive information on the matters discussed in this document. This preliminary prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy the securities described in this document, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SUBJECT TO COMPLETION DATED FEBRUARY 18, 2003

PROSPECTUS SUPPLEMENT
(to Prospectus dated June 26, 2001)

$500,000,000

Florida Power Corporation d/b/a
Progress Energy Florida, Inc.

First Mortgage Bonds

$                            % Series due 20
$                            % Series due 20

      The 20     bonds will mature on                     , 20     , and the 20     bonds will mature on                     , 20     . We will pay interest on the bonds of each series on                     and                     of each year, beginning                     , 2003. The bonds of each series will be issued only in denominations of $1,000 and integral multiples of $1,000. We may redeem some or all of the bonds of each series at any time at the make-whole redemption price for that series as described in this prospectus supplement under “Certain Terms of the Bonds — Redemption — Optional Redemption.” There is no sinking fund for either series of the bonds. The bonds are not obligations of, nor guaranteed by, Progress Energy, Inc., our corporate parent.

      The bonds of each series are secured by the lien of our mortgage and rank equally with all of our other first mortgage bonds from time to time outstanding. The lien of our mortgage is discussed under “Description of First Mortgage Bonds — Ranking and Security” on page 6 of the accompanying prospectus.

      We do not intend to list the bonds of either series on any securities exchange or to include them in any automated quotation system.

       Investing in our bonds involves risks that are described in the “Risk Factors” section beginning on page S-8 of this prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the bonds or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Public Offering	Underwriting	Proceeds to Us
	Price	Discount	Before Expenses

Per 20 Bond

20 Bond Total

Per 20 Bond

20 Bond Total

Total

      The public offering price set forth above does not include accrued interest, if any. Interest on the bonds of each series will accrue from their issue date and must be paid by the purchasers if the bonds are delivered after that date.

      The bonds of each series are expected to be delivered in global form through the book-entry delivery system of The Depository Trust Company against payment in New York, New York on or about February      , 2003.

Joint Book-Running Managers

Banc One Capital Markets, Inc.	Salomon Smith Barney	Wachovia Securities

Co-Managers

SunTrust Robinson Humphrey

Mellon Financial Markets LLC

BNY Capital Markets, Inc.

M.R. Beal & Company

The date of this prospectus supplement is February      , 2003

i

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the bonds we are offering and certain other matters relating to us and our financial condition. The second part, the base prospectus, provides more general information about the first mortgage bonds that we may offer from time to time, some of which may not apply to the bonds we are offering hereby. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of the bonds varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

      You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of the bonds in any jurisdiction where an offer or sale of them is not permitted. The information in this document may only be accurate as of the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

      Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “ Florida Power,” “Progress Energy Florida,” “we,” “us,” and “our,” or similar terms, are to Florida Power Corporation d/b/a Progress Energy Florida, Inc. In this prospectus supplement, references to “20           bonds” are to the           % First Mortgage Bonds due                     , 20     , and references to “20           bonds” are to the           % First Mortgage Bonds due                     , 20     . References in this prospectus supplement to “bonds” are to the 20           bonds and the 20           bonds, collectively.

ii

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

      We have included in this document, and in the documents incorporated by reference into this document, “forward-looking statements,” as defined by the Private Securities Litigation Reform Act of 1995. We have used the words or phrases such as “anticipate,” “will likely result,” “will continue,” “intend,” “may,” “expect,” “believe,” “plan,” “will,” “estimate,” “should” and variations of such words and similar expressions in this prospectus and in the documents incorporated by reference to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, objectives, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. Many, but not all of the factors that may impact actual results are discussed under the heading “Risk Factors.” You should carefully read the “Risk Factors” section of this document. New factors emerge from time to time, and it is not possible for our management to predict all of such factors or to assess the effect of each such factor on our business.

      Any forward-looking statement speaks only as of the date on which it is made; and, except to fulfill our obligations under the United States securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made.

PROSPECTUS SUPPLEMENT SUMMARY

      The following summary is qualified in its entirety by the more detailed information appearing elsewhere in the prospectus supplement, the accompanying prospectus, and the financial statements and other documents incorporated by reference. You should carefully read the “Risk Factors” section beginning on page S-8 of this prospectus supplement to determine whether an investment in our bonds is appropriate for you.

Summary of the Offering

      The following is a brief summary of the terms of this offering. For a more complete description of the terms of the bonds, see “Certain Terms of the Bonds” beginning on page S-17 and “Description of First Mortgage Bonds” beginning on page S-22 of this prospectus supplement and page 4 of the accompanying prospectus.

Issuer	Progress Energy Florida, Inc. The bonds are not obligations of, nor guaranteed by, Progress Energy, Inc.

Bonds	We are offering $500,000,000 aggregate principal amount of first mortgage bonds in two series.

20 Bonds	$ aggregate principal amount. Interest Rate: % per year. Maturity Date: 20 .

20 Bonds	$ aggregate principal amount. Interest Rate: % per year. Maturity Date: 20 .

Interest Payment Dates	Interest on each series of the bonds will be payable semi-annually in arrears on and , commencing , 20 , to holders of record on and , as applicable.

Use of Proceeds	We will use the net proceeds from the sale of the bonds as follows: (i) $155.6 million to redeem the outstanding balance ($150 million) of our 8% First Mortgage Bonds due 2022 at a price of 103.75% of the principal amount thereof, plus proceeds necessary to pay accrued interest to the redemption date, (ii) $215.0 million to refinance our secured and unsecured indebtedness with a weighted average interest rate of 6.14% at December 31, 2002, and (iii) the balance to reduce the outstanding balance of our outstanding commercial paper. At December 31, 2002, the weighted-average maturity of our $257.1 million outstanding commercial paper was approximately 17.3 days, and the weighted-average interest rate was approximately 1.55%. For additional information, see “Use of Proceeds.”

Ratings	The bonds are expected to be assigned ratings of “A1” (negative outlook) by Moody’s Investors Service, Inc. and “BBB+” (negative outlook) by Standard & Poor’s Ratings Services. Fitch, Inc. will not be providing a rating on the bonds. A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the bonds. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides the circumstances warrant that change.

Optional Redemption	We may redeem some or all of the bonds of each series at any time, at our option, at make-whole redemption prices described under “Certain Terms of the Bonds — Redemption — Optional Redemption.”

Special Redemption	Upon the occurrence of specific events, we may redeem the bonds of each series, together with all other outstanding first mortgage bonds, in whole, but not in part, at the redemption prices described under “Certain Terms of the Bonds — Redemption — Special Redemption.”

Ranking	The bonds of each series will be secured by the lien of the Mortgage, as defined in the accompanying prospectus, and will rank equally with all other outstanding first mortgage bonds. See “Description of First Mortgage Bonds — Ranking and Security” in the accompanying prospectus. At December 31, 2002, we had outstanding approximately $1.05 billion in aggregate principal amount of first mortgage bonds, $240.9 million of which were issued to secure certain pollution control revenue refunding bonds.

Sinking Fund	There is no sinking fund for either series of the bonds.

Issuance of Additional First Mortgage Bonds	As of December 31, 2002, we could issue additional first mortgage bonds under the Mortgage in amounts equal to approximately (i) $2.5 billion based upon the bondable value of property additions ($ billion after giving effect to this offering) and (ii) $45.5 million based upon the amount of previously authenticated first mortgage bonds that have been cancelled or delivered for cancellation.

The Trustee	The trustee under the Mortgage is First Chicago Trust Company of New York.

Further Issues of the Bonds	Initially, the 20 bonds will be limited to $ million in aggregate principal amount and the 20 bonds will be limited to $ million in aggregate principal amount. We may, subject to the provisions of the Mortgage, “reopen” each series of bonds and issue additional bonds of each series, without the consent of the holders of the bonds.

Consent to Amendments to the Mortgage	The underwriters, as the initial holders of the bonds, are irrevocably consenting to certain amendments to the Mortgage. Such consents will be binding on all subsequent purchasers, including those that purchase directly from the underwriters. See “Description of First Mortgage Bonds — Modification of Mortgage — Anticipated Amendments.”

Progress Energy Florida

Business	We are a regulated public utility engaged in the generation, transmission, distribution and sale of electricity.

Service Area	Portions of Florida comprising approximately 20,000 square miles, with a population of approximately 5.0 million. Our service area includes the cities of St. Petersburg and Clearwater, as well as the central Florida area surrounding Orlando.

Customers Billed at December 31, 2002	Approximately 1.5 million.

Revenues By Sales Type at December 31, 2002	55.1% of our electric revenues were derived from residential customers, 24.4% from commercial customers, 6.7% from wholesale customers, 7.0% from industrial customers, 1.0% from municipal customers and 5.8% from other types of customers.

Installed Generating Capacity at December 31, 2002	8,024 megawatts, including 212 megawatts of jointly-owned generating capacity, through a system of 14 power plants.

Sources of Our Energy Supply for the Twelve Months Ended December 31, 2002	Coal — 33%, gas/oil — 31%, purchased power — 21% and nuclear — 15%.

Recent Developments

     Ratings Agency Actions by Moody’s and Fitch

      On February 7, 2003, Moody’s Investors Service announced that it had changed the outlook of our senior secured debt rating (A1) to negative. As its basis for the change, Moody’s noted its belief that a base rate reduction in 2002, higher capital expenditures and increased leverage to finance such capital expenditures are expected to put pressure on our financial performance going forward.

      On February 14, 2003, Fitch, Inc. announced that it downgraded our senior secured debt rating from “AA-” to “A-.” Fitch also downgraded our senior unsecured debt rating from “A+” to “BBB+” and our commercial paper rating from “F1” to “F2.” Fitch indicated that our ratings outlook was stable. As its basis for the downgrade, Fitch noted that while our financial condition and risk profile are relatively strong for the assigned rating, we are constrained by the ratings of Progress Energy, Inc. Fitch further noted that on a prospective basis, our leverage is expected to increase based on expected capital expenditures and dividend requirements.

      We do not expect these ratings actions to have a material impact on our access to capital. For more information regarding the possible impact of a ratings downgrade, please read the “Risk Factors” section of this prospectus supplement.

     Year End 2002 Results

      We reported net income of $324.1 million for the year ended December 31, 2002 compared to $311.1 million for 2001. Our financial highlights for 2002 include the following:

•	Revenues were down approximately $151.1 million, primarily due to the $119.2 million impact of our settlement agreement related to retail rate matters. Under the settlement, retail rates were decreased 9.25% beginning in May 2002. We also refunded $35.0 million as part of the settlement. Additionally, wholesale revenues decreased $11.6 million, driven by a contract that was not renewed. Our 2001 revenues also included $63.0 million of revenues that had been deferred from

2000 as part of an agreement reached with the Florida Public Service Commission (“FPSC”). The $63.0 million of revenues were offset by accelerated amortization of a regulatory asset as discussed below. Partially offsetting these items was approximately $67 million of higher revenues attributable to weather and customer usage and growth.

•	Operation and maintenance expenses increased $85.1 million mainly due to a decrease in the pension credit of $30.8 million, due primarily to lower returns on our pension investment portfolio, and higher spending on improvements to our transmission and distribution system. Higher salary and benefit costs of approximately $21.5 million and expenses related to our Commitment to Excellence program of $11.3 million also contributed to the increase in operation and maintenance expenses.

•	Depreciation and amortization decreased by approximately $158.1 million, primarily due to the impact of the retail rate settlement and lower accelerated amortization. As part of the settlement, depreciation and amortization decreased by approximately $79.0 million. In addition, we had $97.0 million of accelerated amortization of a regulatory asset, as approved by the FPSC, in 2001; this accelerated amortization did not recur in 2002.

•	In 2002, we received a $19.9 million favorable impact from a tax reallocation from our corporate parent, Progress Energy, Inc. This reallocation resulted from a SEC ruling that required non-acquisition interest tax benefit for 2000 through 2002 to be allocated to the profitable subsidiaries.

     364-Day Credit Facility Extension

      On December 10, 2002, we extended our 364-day revolving credit facility, which was set to expire on December 17, 2002. The facility was extended to April 1, 2003 and the size was reduced from $170 million to $90.5 million. Our facility was only extended for four months in order to stagger the expiration date of our facility with the expiration dates of the credit facilities of Progress Energy, Inc. (November 2003) and our affiliate, Progress Energy Carolinas, Inc. (July 2003).

     Labor Agreement Reached

      On December 18, 2002, approximately 2,150 of our employees, represented by the International Brotherhood of Electrical Workers (“IBEW”), approved a new three-year labor contract. The prior contract expired on December 1, 2002. During the interim period, we agreed with the IBEW to extend the then existing contract on a day-to-day basis.

Summary Financial Information

	Twelve Months Ended
	December 31,

	2002		2001		2000

	(Dollars in Millions)

Income Statement Data:

Operating revenues	$3,061.7		$3,212.8		$2,871.6

Operating income	598.5		615.3		486.2

Interest charges	109.4		114.8		128.5

Net income	$324.1		$311.1		$211.8

Balance Sheet Data (end of period):

Total assets	5,226.2		5,009.6		4,978.0

Total debt(a)	1,955.9		1,651.3		1,671.6

Cash Flow Data:

EBITDA(b)	915.1		1,074.4		941.0

Cash flows provided by (used in):

Operating activities	428.1		928.2		455.7

Investing activities	(526.2)		(409.3)		(303.3)

Financing activities	113.8		(522.3)		(149.0)

Other Data:

Ratio of earnings to fixed charges(c)	5.46	x	5.30	x	3.82	x

Capital expenditures	550.0		353.4		286.8

(a)	Includes notes payable to affiliated companies of $237.4 million at December 31, 2002.

(b)	EBITDA is defined as the measurement of earnings before interest, taxes, and depreciation and amortization (including nuclear fuel, debt, and deferred charges). We believe that EBITDA provides a meaningful comparison of operating performance because it is commonly used in the electric utility industry to analyze and compare similar companies on the basis of operating performance, leverage and liquidity. Although we believe the calculation is helpful in understanding our performance, EBITDA should not be considered a substitute for net income or cash flow, as indicators of our financial performance or our ability to generate liquidity. EBITDA as presented may not be comparable to other similarly titled measures used by other companies.

(c)	We define “earnings” as income before income taxes plus fixed charges and “fixed charges” as the sum of interest on long-term debt, other interest and amortization of debt discount and expense.

Capitalization and Short-term Debt at December 31, 2002

	Actual	Ratio	Adjusted(a)	Ratio

	(Dollars in Millions)
Short-term Debt

Commercial Paper	$257.1	6.3%	$	%

Current Portion of Long-term Debt(b)	216.9	5.4

Notes Payable to Affiliated Companies	237.4	5.9
Long-term Debt

First Mortgage Bonds(c)	870.9	21.6

Other Long-term Debt	373.6	9.3

Total Debt	$1,955.9	48.5%

Preferred Stock — Redemption Not Required	33.5	0.8

Common Stock Equity	2,048.4	50.7

Total Capitalization and Short-term Debt	$4,037.8	100.0%	$	$100.0%

(a)	Adjusted to reflect the receipt of the proceeds (before expenses) from the offering of the bonds and the application of such proceeds as set forth herein under the caption “Use of Proceeds.”

(b)	Amount classified as current portion of long-term debt on our balance sheet includes $180.0 million of first mortgage bonds (of which $70.0 million matures on March 1, 2003 and $110.0 million matures on July 1, 2003) and a $35 million unsecured note that matures on July 1, 2003. Principal payments on other unsecured indebtedness due in 2003 and the current portion of unamortized discounts account for the remaining balance.

(c)	Includes approximately $240.9 million of first mortgage bonds issued to secure certain pollution control revenue refunding bonds.

RISK FACTORS

      Investing in our securities involves risks, including the risks described below, that could affect the energy industry, as well as us and our business. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Before purchasing our securities, you should carefully consider the following risks and the other information in this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein. Each of the risks described below could result in a decrease in the value of our securities and your investment therein.

Risks Related to the Energy Industry

We are subject to fluid and complex government regulations that may have a negative impact on our business and our results of operations.

      We are subject to comprehensive regulation by several federal and state regulatory agencies, which significantly influence our operating environment and may affect our ability to recover costs from utility customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. We believe the necessary permits, approvals and certificates have been obtained for our existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

      The Federal Energy Regulatory Commission (“FERC”), the Nuclear Regulatory Commission (“NRC”), the Environmental Protection Agency (“EPA”) and the FPSC regulate many aspects of our utility operations, including siting and construction of facilities, customer service and the rates that we can charge customers. Although we are not a registered holding company under the Public Utility Holding Company Act of 1935, as amended (“PUHCA”), we are subject to many of the regulatory provisions of PUHCA.

      We are a wholly-owned subsidiary of Progress Energy, Inc., a registered public utility holding company under PUHCA. Repeal of PUHCA has been proposed, but it is unclear whether or when such a repeal would occur. It is also unclear to what extent repeal of PUHCA would result in additional or new regulatory oversight or action at the federal or state levels, or what the impact of those developments might be on our business.

      We are unable to predict the impact on our business and operating results from future regulatory activities of these federal and state agencies. Changes in regulations or the imposition of additional regulations could have a negative impact on our business and results of operations.

We are subject to numerous environmental laws and regulations that may increase our cost of operations, impact or limit our business plans, or expose us to environmental liabilities.

      We are subject to numerous environmental regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the financial or operational outcome of any related litigation that may arise.

      In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

      We cannot assure you that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

Recent events in the energy markets that are beyond our control have increased the level of public and regulatory scrutiny in our industry and in the capital markets and have resulted in increased regulation and new accounting standards. The reaction to these events may have negative impacts on our business, financial condition and access to capital.

      As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the bankruptcy filing by the Enron Corporation and Worldcom, Inc., recently discovered accounting irregularities of several public companies, and investigations by governmental authorities into energy trading activities, companies in the regulated and non-regulated utility businesses have been under a generally increased amount of public and regulatory scrutiny. Recently discovered accounting irregularities have caused regulators and legislators to review current accounting practices, financial disclosures and companies’ relationships with their independent auditors. The capital markets and ratings agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws, and we have taken steps to avoid the occurrence of such events, but it is difficult or impossible to predict or control what effect these types of disruptions in the energy markets may have on our business, financial condition or our access to the capital markets.

      Additionally, it is unclear what laws or regulations may develop, and we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general on public companies, the energy industry or our operations specifically. Any such new accounting standards could impact the way we are required to record revenues, assets and liabilities. These changes in accounting standards could lead to negative impacts on reported earnings or increases in liabilities that could, in turn, affect our reported results of operations.

Deregulation or restructuring in the electric utility industry may result in increased competition and unrecovered costs that could adversely affect our financial condition, results of operations and cash flows.

      Increased competition resulting from deregulation or restructuring efforts could have a significant adverse financial impact on our results of operations and cash flows. Increased competition could also result in increased pressure to lower rates. Retail competition and the unbundling of regulated energy and gas service could have a significant adverse financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. Because we have not previously operated in a competitive retail environment, we cannot predict the extent and timing of entry by additional competitors into the electric markets. Movement toward deregulation in Florida has slowed as a result of recent developments, including developments related to electric deregulation in California and other states. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial condition, results of operations or cash flows.

      One of the major issues to be resolved from deregulation is who would pay for stranded costs. Stranded costs are those costs and investments made by utilities in order to meet their statutory obligation to provide electric service but which could not be recovered through the market price of electricity following industry restructuring. The amount of such stranded costs that we might experience would depend on the timing of, and the extent to which, direct competition is introduced, and the then-existing market price of energy. If we were no longer subject to cost-based regulation and it was not possible to recover stranded costs, our financial condition and results of operations could be adversely affected.

      Additionally, the electric utility industry has experienced a substantial increase in competition at the wholesale level, caused by changes in federal law and regulatory policy. As a result of the Public Utilities

Regulatory Policies Act of 1978 and the Energy Policy Act of 1992, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, wholesale power marketers and brokers, as well as the trading of energy futures contracts on various commodities exchanges. This increased competition could affect our load forecasts, plans for power supply and wholesale energy sales and related revenues. The impact could vary depending on the extent to which additional generation is built to compete in the wholesale market, new opportunities are created for us to expand our wholesale load, or current wholesale customers elect to purchase from other suppliers after existing contracts expire. In 1996, the FERC issued new rules on transmission service to facilitate competition in the wholesale market on a nationwide basis. The rules give greater flexibility and more choices to wholesale power customers. As a result of the changing regulatory environment and the relatively low barriers to entry, we expect competition to steadily increase. As competition continues to increase, our financial condition, results of operations and cash flows could be adversely affected.

The uncertain outcome regarding the timing, creation and structure of regional transmission organizations, or RTOs, may materially impact our results of operations, cash flows or financial condition.

      On December 20, 1999, FERC issued Order No. 2000 on RTOs. This order required public utilities that own, operate or control interstate electricity transmission facilities to file either a proposal to participate in an RTO or an alternative filing describing efforts and plans to participate in an RTO. We, along with other investor-owned utilities, filed applications with the FERC and the FPSC for approval of an RTO, currently named GridFlorida.

      On November 7, 2001, FERC issued an order providing guidance on continued processing of RTO filings. In this order, FERC recognized that it would not be possible for all RTOs to be operational by December 15, 2001 as set forth in Order No. 2000; therefore, FERC stated that its future orders would address the establishment of a timeline for the RTO progress in each region of the country.

      On July 31, 2002, FERC issued its Notice of Proposed Rulemaking in Docket No. RM01-12-000, Remedying Undue Discrimination through Open Access Transmission Service and Standard Electricity Market Design (“SMD NOPR”). The proposed rules set forth in the SMD NOPR would require, among other things, that 1) all transmission owning utilities transfer control of their transmission facilities to an independent third party; 2) transmission service to bundled retail customers be provided under the FERC-regulated transmission tariff, rather than state-mandated terms and conditions; and 3) new terms and conditions for transmission service be adopted nationwide, including new provisions for pricing transmission in the event of transmission congestion. If adopted as proposed, the rules set forth in the SMD NOPR would materially alter the manner in which transmission and generation services are provided and paid for. Progress Energy, Inc. filed comments on the SMD NOPR on November 15, 2002 and January 10, 2003. On January 15, 2003, FERC announced the issuance of a White Paper on SMD to be released in April 2003. Progress Energy, Inc. plans to file comments on the White Paper as appropriate. FERC has also indicated that it expects to issue the final rules during the summer of 2003.

      On October 15, 2002 the FPSC abated its proceedings regarding its review of the proposed GridFlorida. The GridFlorida proposal includes the formation of a not-for-profit ISO by the joint applicants — us and two other investor-owned utilities. Participation is expected from many of the other transmission owners in the state of Florida. The FPSC previously found the applicants were prudent in proactively forming GridFlorida but ordered the applicants to modify their proposal. The modifications include but are not limited to addressing 1) pricing structure that recognizes the FPSC’s jurisdiction over retail transmission rates, 2) pricing/rate structure of long term transmission contracts, 3) elimination of pancaking of short term transmission revenues, 4) cost recovery of incremental costs imposed on the applicants, 5) demarcation dates for new facilities and long term transmission contracts, and 6) market design. The FPSC action to abate the proceedings comes in response to the Florida Office of Public Counsel appeal before the state Supreme Court requesting review of the FPSC’s order approving the transfer of operational control of electric transmission assets to an RTO under the jurisdiction of the FERC. It is unknown what the outcome of this appeal will be at this time.

      We are continuing to make progress towards the development of the GridFlorida RTO. The actual structure of GridFlorida, as well as the date it may become operational, depends upon the resolution of all regulatory approvals and technical issues. Given the regulatory uncertainty of the ultimate timing, structure and operations of GridFlorida, we cannot predict whether its creation or the creation of an alternate combined transmission structure will have any material adverse effect on our future results of operations, cash flows or financial condition.

      Furthermore, the SMD NOPR presents several uncertainties, including what percentage of our investments in GridFlorida will be recovered, how the elimination of transmission charges, as proposed in the SMD NOPR, will impact us, and what amount of capital expenditures will be necessary to create a new wholesale market.

Since weather conditions directly influence the demand for electricity, as well as the price of energy commodities, our results of operations, financial condition and cash flows can be negatively affected by changes in weather conditions and severe weather.

      Our results of operation, financial condition and cash flows can be affected by changing weather conditions. Weather conditions in our service territories directly influence the demand for electricity and affect the price of energy commodities. Furthermore, severe weather, such as hurricanes, tornadoes and severe thunder storms, can be destructive, causing outages, downed power lines and property damage and requiring us to incur additional and unexpected expenses and causing us to lose generating revenues.

      In 2002, drought conditions and related water restrictions affected numerous electric utilities in the southeast United States. Drought conditions and any mandated water restrictions that could be implemented in response thereto, could impact a small percentage of our generating facilities. This may result in additional expenses, such as higher fuel costs and/or purchased power expenses. We continue to monitor weather patterns and will develop contingency plans, as necessary, to mitigate the impact of drought conditions. We do not have any reliability concerns with our generating facilities currently and do not expect these developments to have a material impact on our results of operations.

Our revenues, operating results and financial condition may fluctuate with the economy and its corresponding impact on our commercial and industrial customers, and may also fluctuate on a seasonal or quarterly basis.

      Our business is impacted by fluctuations in the macroeconomy. For the year ended December 31, 2002, commercial and industrial customers represented approximately 24.4% and 7.0% of our electric revenues, respectively. As a result, changes in the macroeconomy can have negative impacts on our revenues. As our commercial and industrial customers experience economic hardships, our revenues can be negatively impacted.

      Electric power demand is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. The pattern of this fluctuation may change depending on the nature and location of facilities we acquire and the terms of power sale contracts into which we enter. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis.

Risks Related to Us and Our Business

Under a settlement agreement we entered into in 2002, we are required to reduce our retail rates annually through 2005 and to operate under a revenue sharing plan which provides for possible rate refunds to our retail customers. This agreement could affect our profit margin if we do not control our costs.

      In March 2002, we entered into a Stipulation and Settlement Agreement related to retail rate matters. The agreement is generally effective from May 1, 2002 through December 31, 2005; provided, however, that if our base rate earnings fall below a 10% return on equity, we may petition the FPSC to amend our base rates. The agreement provided for a 9.25% rate reduction designed to result in a reduction of our retail revenues from the sale of electricity by an annual amount of $125 million. The agreement also provides that we will operate under a revenue sharing incentive plan through 2005, and thereafter until terminated by the FPSC, that establishes annual revenue caps and sharing thresholds.

      The agreement provides that retail base rate revenues between the sharing thresholds and the retail base rate revenue caps will be divided into two shares — a  1/3 share to be received by our shareholder, and a  2/3 share to be refunded to our retail customers. The agreement also provides that all retail base rate revenues above the retail base rate revenue caps established for each year will be refunded to retail customers on an annual basis. Any amounts above the retail base revenue caps will be refunded 100 percent to customers. As of December 31, 2002, $4.7 million has been accrued and will be refunded to customers by March 2003.

      Under the terms of the agreement, we agreed to continue the implementation of our four-year commitment to excellence reliability plan and expect to achieve a 20% improvement in our annual system average interruption duration index by no later than 2004. If this improvement level is not achieved for calendar years 2004 or 2005, we must provide a refund of $3 million for each year the level is not achieved to 10% of our total retail customers served by our worst performing distribution feeder lines.

      Although the reduced revenues are partially offset by lower depreciation allowed under the agreement, our cash costs are not frozen or reduced under the agreement. Additionally, our Commitment to Excellence program will require dedicated capital expenditures. Thus, our ability to maintain our profit margins depends upon stable demand for electricity and our efforts to manage our costs. The settlement agreement will also affect our ability to recover from our customers costs associated with investments that we make in new transmission and distribution facilities since we will not be able to increase rates to recover those costs.

There are inherent potential risks in the operation of nuclear facilities, including environmental, health, regulatory, terrorism, and financial risks that could result in fines or the shutdown of our nuclear unit, which may present potential exposures in excess of our insurance coverage.

      We own and operate one nuclear unit that represents approximately 834 megawatts, or 10%, of our generation capacity. Our nuclear facility is subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate capital reserves for decommissioning, potential liabilities arising out of the operation of this facility, and the costs of securing the facility against possible terrorist attacks. We maintain a decommissioning trust and external insurance coverage to minimize the financial exposure to these risks; however, it is possible that damages could exceed the amount of our insurance coverage.

      The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or to shut down our unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could require us to make substantial capital expenditures at our nuclear plant. In addition, although we have no reason to anticipate a serious nuclear incident at our plant, if an incident did occur, it could materially and adversely affect our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

      Our facility requires licenses that need to be renewed or extended in order to continue operating. We do not anticipate any problems renewing these licenses. However, as a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

Our financial performance depends on the successful operation of our electric generating facilities.

      Operating electric generating facilities involves many risks, including:

•	operator error and breakdown or failure of equipment or processes;

•	operating limitations that may be imposed by environmental or other regulatory requirements;

•	labor disputes;

•	fuel supply interruptions; and

•	catastrophic events such as fires, earthquakes, explosions, floods, terrorist attacks or other similar occurrences.

      A decrease or elimination of revenues generated by our electric generating facilities or an increase in the cost of operating the facilities could have an adverse effect on our business and results of operations.

Our business is dependent on our ability to successfully access capital markets. Our inability to access capital may limit our ability to execute our business plan, or pursue improvements and make acquisitions that we may otherwise rely on for future growth.

      We rely on access to both short-term money markets and long-term capital markets as a significant source of liquidity for capital requirements not satisfied by the cash flow from our operations. Our net cash flow from operations funded approximately 78% of our capital requirements for the year ended December 31, 2002. If we are not able to access capital at competitive rates, our ability to implement our business operations will be adversely affected. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

•	an economic downturn;

•	a ratings downgrade of Progress Energy, Inc.;

•	the bankruptcy of an unrelated energy company;

•	capital market conditions generally;

•	market prices for electricity;

•	terrorist attacks or threatened attacks on our facilities or those of unrelated energy companies; or

•	the overall health of the utility industry.

      Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

Increases in our leverage could adversely affect our competitive position, business planning and flexibility, financial condition, ability to service our debt obligations and ability to access capital on favorable terms.

      Our cash requirements arise primarily from the capital-intensive nature of our business. In addition to operating cash flows, we rely heavily on our commercial paper and long-term debt. As of December 31, 2002, our commercial paper balance was approximately $257.1 million, our notes payable to affiliated companies balance was $237.4 million and our long-term debt balances were approximately $1.2 billion (net of current portion, which at December 31, 2002, was $216.9 million).

      We have two committed credit lines that support our commercial paper programs totaling $290.5 million, each of which mature in 2003. As of December 31, 2002, we had no outstanding borrowings under these lines. If we are unable to extend or renew these credit lines on favorable terms, or at all, we may experience a liquidity shortfall that could have a material adverse impact on us and our financial condition. We also have an uncommitted credit line for up to $100 million. As of December 31, 2002, we had no outstanding borrowings under this uncommitted line of credit. In addition, we have a shelf registration statement on file with the SEC that permits the issuance of various secured and unsecured debt securities up to an additional $700 million ($                     million after giving effect to this offering).

      Our credit lines impose various limitations that could impact our liquidity. Our credit facilities include defined maximum total debt to total capital ratios. As of December 31, 2002, the maximum and actual ratios, pursuant to the terms of the credit facilities, were 65% and 48.6%, respectively. Indebtedness, as defined under the credit facility agreements, includes certain letters of credit and guarantees that are not recorded on our balance sheets.

      In the event our capital structure changes such that we approach the permitted ratios, our access to capital and additional liquidity could decrease. A limitation in our liquidity could have a material adverse impact on our business strategy and our ongoing financing needs. Furthermore, our credit lines include provisions that preclude us from borrowing additional funds in the event of a material adverse change in our financial condition.

      Our indebtedness also includes cross-default provisions which could significantly impact our financial condition. Our credit lines include cross-default provisions for defaults of indebtedness in excess of $10 million. Our cross-default provisions only apply to defaults on our indebtedness, but not defaults by our affiliates. In the event that a cross-default provision was triggered, our lenders could accelerate payment of any outstanding debt. Any such acceleration would cause a material adverse change in our financial condition.

      Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

•	increasing the cost of future debt financing;

•	making it more difficult for us to satisfy our existing financial obligations;

•	limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;

•	increasing our vulnerability to adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a competitive disadvantage compared to our competitors who have less debt; and

•	causing a downgrade in our credit ratings.

Any reduction in our credit ratings could increase our borrowing costs and limit our access to additional capital, which could materially and adversely affect our business, results of operations and financial condition.

      Our senior secured debt has been assigned a rating by Standard & Poor’s Ratings Group, a division of The McGraw Hill Companies, Inc., of “BBB+” (negative outlook), by Moody’s Investors Service, Inc. of “A1” (negative outlook), and by Fitch, Inc. of “A-” (stable outlook) and our senior unsecured debt rating has been assigned a rating by S&P of “BBB+” (negative outlook) by Moody’s of “A2” (stable outlook) and by Fitch of “BBB+” (stable outlook). On February 7, 2003, Moody’s changed the outlook on our senior secured debt from stable to negative, noting its belief that a base rate reduction in 2002, higher capital expenditures and increased leverage to finance such capital expenditures would put pressure on our performance going forward. On February 14, 2003, Fitch, Inc. announced that it downgraded our senior secured debt rating from “AA-” to “A-.” Fitch also downgraded our senior unsecured debt rating from “A+” to “BBB+” and our commercial paper rating from “F1” to “F2.” Fitch indicated that our ratings outlook was stable. As its basis for the downgrade, Fitch noted that while our financial condition and risk profile are relatively strong for the assigned rating, we are constrained by the ratings of Progress Energy, Inc. Fitch further noted that on a prospective basis, our leverage is expected to increase based on expected capital expenditures and dividend requirements. See “Prospectus Supplement Summary — Recent Developments.” In addition, S&P’s rating philosophy links the ratings of a utility subsidiary to the credit rating of its parent corporation. Accordingly, if S&P were to downgrade Progress Energy, Inc.’s credit ratings, our credit rating would also likely be downgraded, regardless of whether or not we had experienced any change in our business operations or financial conditions.

      We will seek to maintain a solid investment grade rating through prudent capital management and financing structures. We cannot, however, assure you that our current ratings will remain in effect for any given period of time or that our ratings will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase our borrowing costs and adversely affect our access to capital, which could negatively impact our financial results. Further, we may be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. Although we would have access to liquidity under our committed and uncommitted credit lines, if our short-term rating were to fall below “A-2,” “P-1” or “F2,” the current ratings assigned by S&P, Moody’s and Fitch, respectively, it could significantly limit our access to the commercial paper market. We note that the ratings from credit agencies are not recommendations to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating.

The use of derivative contracts in the normal course of our business could result in financial losses that negatively impact our results of operations.

      We use derivatives, including futures, forwards and swaps, to manage our commodity and financial market risks. In the future, we could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these financial instruments can involve management’s judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the value of the reported fair value of these contracts.

USE OF PROCEEDS

      We expect to use the net proceeds from the sale of the bonds as follows:

•	$155.6 million to redeem the aggregate outstanding balance ($150 million) of our 8% First Mortgage Bonds due 2022 (the “8% Bonds”) at a price of 103.75% of the principal amount thereof, plus proceeds necessary to pay accrued interest to the redemption date; and

•	$215.0 million to refinance our secured and unsecured indebtedness, $70 million of which matures on March 1, 2003 and $145.0 million of which matures on July 1, 2003. The weighted average interest rate on this indebtedness is 6.14% at December 31, 2002.

      The remaining proceeds will be used to reduce the outstanding balance of our outstanding commercial paper. As of December 31, 2002, the weighted-average maturity of our $257.1 million of outstanding commercial paper was approximately 17.3 days, and the weighted-average interest rate was approximately 1.55%. For additional information, see “Prospectus Supplement Summary — Capitalization and Short-term Debt at December 31, 2002.”

      Pending the application of proceeds as set forth in the bullets above, or in the event that we do not ultimately call the 8% Bonds for early redemption, we will use the proceeds to reduce the outstanding balance of our outstanding commercial paper. With respect to the early redemption of the 8% Bonds, we have not provided formal notice to the Mortgage Trustee or to the holders of such bonds as would be required under the Mortgage. Accordingly, while we expect to redeem these bonds, we are not currently committed to do so.

CERTAIN TERMS OF THE BONDS

      Please read the following information concerning each series of the bonds in conjunction with the statements under “Description of First Mortgage Bonds” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. Capitalized terms not defined in this prospectus supplement are used as defined in the Mortgage and supplemental indenture governing the bonds or as otherwise provided in the accompanying prospectus.

General

      We will initially offer $500,000,000 aggregate principal amount of our first mortgage bonds, consisting of $                    million of 20      bonds and $           million of 20      bonds. We are issuing each series of the bonds as a new series of first mortgage bonds under our Mortgage. The Forty-First Supplemental Indenture, dated as of February 1, 2003, supplements, and will become a part of, the Mortgage and establishes the specific terms of the bonds. Except as provided under “— Basis for Issuance of the Bonds,” we may, at any time, without the consent of the holders of the bonds, issue additional first mortgage bonds having the same ranking, interest rate, maturity and other terms as the bonds being offered hereby. Any such additional bonds, together with the bonds offered hereby, will be taken to constitute the same series of bonds under the Mortgage. The bonds are not obligations of, or guaranteed by, Progress Energy, Inc.

Basis for Issuance of the Bonds

      We will issue the bonds under the Mortgage based upon the value of bondable property additions.

      As of December 31, 2002, we could issue under the Mortgage:

•	based upon the value of bondable property additions, up to approximately $2.5 billion ($ billion after giving effect to this offering) of additional first mortgage bonds; and

•	based upon the amount of previously authenticated first mortgage bonds that have been canceled or delivered for cancellation, approximately $45.5 million of additional first mortgage bonds.

Form and Denomination

      The bonds of each series will initially be represented by one or more global securities that will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. The bonds of each series will be sold in multiples of $1,000. For more information on DTC, see “— The Depositary” below.

Maturity, Interest and Payment

      The 20      bonds will mature on                     , 20     , and the 20      bonds will mature on                     , 20     .

      We will pay interest on the 20      bonds and the 20      bonds at      % and      % per year, respectively. Interest on each series of the bonds will accrue from and including the date of original issuance. We will pay interest on the bonds of each series on                     and                     of each year, beginning                     , 2003. We will pay interest on the bonds of each series to the person(s) in whose name(s) the bonds of such series are registered at the close of business on the tenth calendar day next preceding the interest payment date (i.e.,                               and                               , respectively), provided, however, that so long as the bonds of either series are registered in the name of DTC, its nominee or a successor depositary, the record date for interest payable on any interest payment date shall be the close of business on the business day immediately preceding such interest payment date for the series of bonds so registered. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If a due date for the payment of interest or principal falls on a day that is not a business day, then the payment will be made on the next succeeding business day, and no interest will accrue on the amounts payable for the period from and after the original due date and until the next business day.

      We have agreed to pay interest, to the extent enforceable under law, on any overdue installment of interest on the bonds of each series at the highest rate of interest payable on any of the first mortgage bonds outstanding under the Mortgage.

Ranking and Security

      The bonds of each series will be secured by the lien of the Mortgage and will rank equally with all our other first mortgage bonds from time to time outstanding. At December 31, 2002, we had approximately $1.05 billion in aggregate principal amount of first mortgage bonds outstanding. In the opinion of our counsel, the Mortgage constitutes a first mortgage lien, subject only to permitted encumbrances and liens, on substantially all of the fixed properties owned by us, except miscellaneous properties specifically excepted. After-acquired property is covered by the lien of the Mortgage, subject to existing liens at the time such property is acquired.

Dividend Restrictions

      As of December 31, 2002, we had retained earnings of $969.8 million. None of our retained earnings were restricted by provisions of the Mortgage described in the accompanying prospectus that restrict the amount of retained earnings that we can use to pay cash dividends on our common stock.

Redemption

      The bonds of each series are redeemable prior to maturity, as set forth below. We have agreed that before any applicable redemption date for either series, we will deposit with the Mortgage Trustee a sum of money equal to the applicable redemption price. If we elect to redeem any bonds of either series, we will notify the Mortgage Trustee of our election at least 45 days prior to the redemption date, or a shorter period acceptable to the Mortgage Trustee, including in the notice of redemption a reasonably detailed computation of the redemption price. Our failure to make the required deposit will constitute a completed default under the Mortgage on the specified redemption date and the subject bonds or, in the case of a special redemption, all outstanding first mortgage bonds, including the bonds, shall immediately become due and payable.

Optional Redemption

      We may redeem some or all of the bonds of each series at any time at our option at a make-whole redemption price. The make-whole redemption price for each series shall equal the greater of:

•	the principal amount of the bonds being redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the bonds being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield applicable to each series of bonds plus basis points in the case of the 20 bonds and basis points in the case of the 20 bonds, in each case plus accrued interest to the redemption date.

      “Treasury Yield” applicable to each series means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue for such series, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

      “Comparable Treasury Issue” applicable to each series means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the bonds of such series that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds of such series.

      “Independent Investment Banker” means either Banc One Capital Markets, Inc., Salomon Smith Barney Inc. or Wachovia Securities, Inc. or, if such firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing selected by us and acceptable to the Mortgage Trustee.

      “Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or

•	if that release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Mortgage Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Mortgage Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

      “Reference Treasury Dealer” means Banc One Capital Markets, Inc., Salomon Smith Barney Inc. and Wachovia Securities, Inc., and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government Securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute for it another Primary Treasury Dealer.

      So long as the bonds of either series are registered in the name of DTC, its nominee or a successor depositary, if we elect to redeem less than all of the bonds of such series, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant, as defined below, in the bonds of such series to be redeemed. At all other times, the Mortgage Trustee shall draw by lot, in such manner as it deems appropriate, the particular bonds of such series, or portions of them, to be redeemed. Notice of redemption shall be given by mail not less than 30 nor more than 90 days prior to the date fixed for redemption to the holders of bonds of such series to be redeemed, which, as long as the bonds of such series are held in the book-entry only system, will be DTC, its nominee or a successor depositary. On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the bonds of such series, or the portions of them so called for redemption, shall cease to accrue. For further information on DTC and its practices, see “— The Depositary” below.

Special Redemption

      The bonds of each series, together with all other outstanding first mortgage bonds, are redeemable as a whole, but not in part, at the prices set forth below, upon not more than 90 days’ notice in the event that:

•	all of our outstanding common stock is acquired by some governmental body or instrumentality and we elect to redeem all outstanding first mortgage bonds, including the bonds; or

•	all, or substantially all, of the mortgaged and pledged property constituting bondable property, as defined in the Mortgage, that is then subject to the Mortgage as a first lien shall be released from the lien of the Mortgage pursuant to the provisions thereof, and available moneys held by the Mortgage Trustee, including any moneys deposited by us for the purpose, are sufficient to redeem all outstanding first mortgage bonds, including the bonds, at the applicable redemption prices (together with accrued interest to the date of redemption) upon the happening of such event.

      In the event of a special redemption, the bonds of each series will be redeemable at the make-whole redemption price defined above under “— Optional Redemption.”

Sinking Fund

      The bonds of each series will not be entitled to the benefit of any sinking fund, or to a special redemption by operation of a sinking fund.

The Depositary

      DTC is a:

•	limited-purpose trust company organized under the New York Banking Law;

•	“banking organization” within the meaning of the New York Banking Law;

•	member of the Federal Reserve System;

•	“clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	“clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

      DTC holds securities that its Participants, as defined below, deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts. This book-entry system eliminates the need for physical movement of securities certificates.

      Participants in DTC include direct participants (“Direct Participants”) and indirect participants (“Indirect Participants,” and, together with Direct Participants, “Participants”). Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to Indirect Participants, which include, among others, securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

      Purchases of bonds under DTC’s system must be made by or through Direct Participants, which will receive a credit for the bonds on DTC’s records. The ownership interest of each actual purchaser of bonds (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase; rather, Beneficial Owners are expected to receive written confirmations providing details of the transaction as well as periodic statements of their holdings from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction.

      To facilitate subsequent transfers, all bonds deposited by Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the bonds; DTC’s records reflect only the identity of the Direct Participants to whose accounts such bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      So long as Cede & Co., as nominee for DTC, is the sole holder of the bonds, the Mortgage Trustee shall treat Cede & Co. as the only holder of the bonds for all purposes, including receipt of all principal of, premium, if any, and interest on such bonds, receipt of notices, and voting and requesting or directing the Mortgage Trustee to take or not to take, or consent to, certain actions.

      We, or, at our request, the Mortgage Trustee, will send any redemption notices to DTC. If we redeem less than all of the bonds, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in the bonds to be redeemed.

      Neither DTC nor Cede & Co. will consent or vote with respect to the bonds. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the bonds are credited on the record date and includes an attached list identifying such Direct Participants. Further, we believe that it is the policy of DTC that it will take any action permitted to be taken by a holder of bonds only at the direction of one or more Direct Participants to whose account interests in the bonds are credited and only in respect of such portion of the aggregate principal amount of the bonds as to which such Direct Participant or Participants has or have given such direction.

      Principal of, and premium, if any, and interest payments on the bonds will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with the Direct Participants’ respective holdings shown on DTC’s records on the calendar day immediately preceding the applicable payment date unless DTC has reason to believe that it will not receive payment. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the Participants and not of DTC, the Mortgage Trustee or us, subject to applicable statutory or regulatory requirements. Payment of principal, premium, if any, and interest to DTC is our responsibility, or the responsibility of the Mortgage Trustee with funds we provide. Disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Participants.

      Neither we, the Mortgage Trustee nor any underwriter makes any representation as to the accuracy of the above description of DTC’s business, organization and procedures, which is based on information received from sources we believe to be reliable.

      The Mortgage provides that if:

•	the depositary gives reasonable notice to us or to the Mortgage Trustee that it is unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, or

•	the depositary ceases to be eligible under the Mortgage and a successor depositary is not appointed by us within 90 days, or

•	we decide to discontinue use of the system of book-entry transfers through the depositary or its successor,

the global bonds will be exchanged for bonds in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. The depositary will provide to the Mortgage Trustee the name or names in which the Mortgage Trustee is to register these definitive bonds.

      We, the underwriters and the Mortgage Trustee have no responsibility or obligation to DTC Participants or the Beneficial Owners with respect to:

•	the accuracy of any records maintained by DTC or any Participant;

•	the payment by any Participant of any amount due to any Beneficial Owner in respect of the principal of, premium, if any, and interest on, the bonds;

•	the delivery or timeliness of delivery by DTC to any Participant or by any Participant to any Beneficial Owner of any notice that is required or permitted under the terms of the Mortgage; or

•	any other action taken by DTC or its nominee, Cede & Co., as holder of the bonds.

      A further description of DTC’s procedures with respect to the bonds is set forth under “Global Securities” in the accompanying prospectus.

DESCRIPTION OF FIRST MORTGAGE BONDS

Modification of Mortgage — Anticipated Amendments

      The Mortgage may generally be modified with the consent of the holders of not less than 75% in aggregate principal amount of first mortgage bonds outstanding which would be affected by the action proposed to be taken. See “Description of the First Mortgage Bonds — Modification of Mortgage” in the accompanying prospectus.

      With respect to all first mortgage bonds issued on or after July 1, 2002, the date of the Fortieth Supplemental Indenture, we have reserved the right to amend the Mortgage, at our sole discretion, after all bonds issued prior to July 1, 2002 are retired or redeemed, as follows:

•	to change the requirement that the Mortgage Trustee have its principal office and place of business in the Borough of Manhattan, The City of New York to require that it have a principal office and place of business in that location; and

•	to provide that, with respect to compliance with conditions precedent to the authentication and delivery of first mortgage bonds, no certificate or opinion of an accountant shall be required to be of any person other than an officer or employee of ours that is actively engaged in accounting work, but who need not be a certified or licensed public accountant, as to dates or periods not covered by annual reports required to be filed by us, in the case of conditions precedent which depend upon a state of facts as of a date or dates for a period or periods different from that required to be covered by such annual reports.

      With respect to the second bullet point immediately above, the Mortgage currently provides that any required certificate or opinion of an accountant must be from an independent public accountant, regardless of the dates or periods covered by such certificate or opinion. See Sections 1.02 and 1.06 of the Mortgage and the Fortieth Supplemental Indenture to the Mortgage, dated July 1, 2002.

      In July 2002, we issued an aggregate principal amount of $240,865,000 first mortgage bonds in three series (the “2002 Bonds”). Giving effect to this offering and the application of the proceeds as provided herein, the 2002 Bonds represent approximately 16.0% of our outstanding first mortgage bonds. Upon our request, the beneficial owner of the 2002 Bonds has agreed to consent to these amendments.

      The underwriters, as the initial holders of the 20      bonds and the 20      bonds, are irrevocably consenting to these amendments. Such consents will be binding on subsequent purchasers, including those that purchase directly from the underwriters. The bonds will include an express consent to the amendments and each current and future holder of the bonds shall be deemed to have consented to the amendments. The bonds offered hereby, after the application of the proceeds as provided herein, represent approximately 40.0% of the bonds then outstanding. Accordingly, after giving effect to this offering and including the consent of the holder of the 2002 Bonds, we will have secured the consent of approximately 56.0% of the aggregate principal amount of outstanding first mortgage bonds.

      Additionally, in order to effectuate these amendments as soon as possible, we expect to solicit consents to these amendments from some or all of the current holders of our first mortgage bonds. We may also seek consents from future holders concurrent with the issuance of any new series of first mortgage bonds to such holders.

UNDERWRITING

      Subject to the terms and conditions set forth in the underwriting agreement dated February      , 2003 between us and the underwriters named below, we have agreed to sell to each of the underwriters, and each of the underwriters has severally, and not jointly, agreed to purchase, the respective principal amounts of the bonds of each series set forth opposite its name below:

Principal Amount of

Underwriter	20 Bonds	20 Bonds

Banc One Capital Markets, Inc.

Salomon Smith Barney Inc.

Wachovia Securities, Inc.

SunTrust Capital Markets, Inc.

Mellon Financial Markets LLC

BNY Capital Markets, Inc.

M.R. Beal & Company

Total	$	$

      Under the terms and conditions of the underwriting agreement, the underwriters are committed to take and pay for all the bonds of a series, if any are taken; provided, that under certain circumstances relating to a default of one or more underwriters, less than all of the bonds of that series may be purchased. The underwriters propose to offer the bonds of each series in part directly to purchasers at the initial public offering price set forth on the cover page of this prospectus supplement for such series and in part to certain securities dealers at this price less a concession not to exceed      % and      % of the principal amount of the 20     bonds and the 20 bonds, respectively. The underwriters may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed      % and      % of the principal amount of the 20     bonds and the 20 bonds, respectively. After the bonds are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

      The bonds constitute new issues of securities with no established trading market. We do not intend to apply for listing of the bonds of either series on any national securities exchange or for quotation through any national quotation system. We have been advised by the underwriters that they intend to make a market in the bonds of each series but are not obligated to do so and may discontinue market making at any time without notice. Therefore, we can give no assurances that a liquid trading market will develop for the bonds, that you will be able to sell your bonds at a particular time, or that the prices that you receive when you sell will be favorable.

      In connection with the offering of the bonds of any series, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the bonds in the open market for the purpose of pegging, fixing or maintaining the price of the bonds. Syndicate covering transactions involve purchases of the bonds in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the bonds of any series to be higher than would otherwise be the case in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

      All of the underwriters and their affiliates have engaged and in the future may engage in investment banking transactions and in general financing and commercial banking transactions with, and the provision of services to, us and our affiliates in the ordinary course of business. Some of the underwriters or their affiliates are lenders under our revolving credit facility that backs up our commercial paper program. To the extent that 10% or more of the proceeds of this bond offering are used to repay indebtedness owed to affiliates of such underwriters, this offering is made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. First Chicago Trust Company of New York, the Mortgage Trustee, is an affiliate of Banc One Capital Markets, Inc. and it and its affiliates engage in various general financing and commercial banking transactions with us and our affiliates.

      We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or contribute to payments that the underwriters may be required to make in respect thereof.

      We estimate that the total expenses of the offering, including applicable recording and related taxes, but excluding the underwriting discount, will be approximately $3,000,000.

EXPERTS

      The financial statements as of December 31, 2002 and 2001 and for each of the two years ended December 31, 2002 incorporated by reference in this prospectus supplement from our Form 8-K dated February 18, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements for the year ended December 31, 2000, included in our Form 8-K dated February 18, 2003, have been incorporated by reference in this prospectus supplement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in the prospectus, and given upon the authority of that firm as experts in accounting and auditing.

      On March 21, 2001, our Board of Directors formally elected to engage Deloitte & Touche as our independent accountants and to dismiss KPMG as such independent accountant. Deloitte & Touche became our independent accountant upon KPMG’s completion of the 2000 audit and our issuance of the related financial statements. For additional detail regarding our change in independent accountants, please refer to “ITEM 9 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” included in our Form 10-K for the year ended December 31, 2001.

LEGAL MATTERS

      R. Alexander Glenn, Associate General Counsel of Progress Energy Service Company, and Hunton & Williams, our outside counsel, will issue opinions about the legality of the offered securities for us. The underwriters will be advised about issues relating to this offering by their legal counsel, Dewey Ballantine LLP of New York, New York.

DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. Our SEC filing number is 1-3274. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities being registered; provided, however, that we are not incorporating by reference any information furnished under Item 9 of any Current Report on Form 8-K.

•	Our Annual Report on Form 10-K for the year ended December 31, 2001.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2002.

•	Our Current Reports on Form 8-K filed March 15, 2002, and January 3, February 12, and February 18, 2003 (2 filed).

      We typically make our SEC filings on a joint basis with Florida Progress Corporation, our direct corporate parent. Any information included in such SEC filings that relates solely to Florida Progress is not and shall not be deemed to be incorporated by reference into this prospectus or any prospectus supplement.

      You may request a copy of these filings, at no cost, by writing or calling us at the following:

Progress Energy Florida, Inc.

c/o Progress Energy, Inc.
Investor Relations
410 South Wilmington Street
Raleigh, North Carolina 27601
Telephone: (800) 662-7232

Prospectus

Florida Power Corporation

$1,000,000,000

First Mortgage Bonds

Debt Securities

       We will provide specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. We cannot sell any of these securities unless this prospectus is accompanied by a prospectus supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus is dated June 26, 2001.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. We may offer any of the following securities: First Mortgage Bonds and/or other Debt Securities.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add, update or change information contained in this prospectus. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

OUR COMPANY

We are an operating public utility incorporated under the laws of Florida in 1899 engaged in the generation, purchase, transmission, distribution and sale of electricity in portions of Florida. We are an indirect, wholly-owned subsidiary of Progress Energy, Inc., a North Carolina corporation. All of our common stock is held directly by Florida Progress Corporation, a Florida corporation. Our principal executive offices are located at One Progress Plaza, St. Petersburg, Florida 33701. Our telephone number is (727) 820-5151.

APPLICATION OF PROCEEDS

Unless we state otherwise in any prospectus supplement, we will use the net proceeds from the sale of the offered securities:

•	to finance our ongoing construction and maintenance program;

•	to redeem, repurchase, repay, or retire outstanding short- or long-term indebtedness; and

•	for other general corporate purposes.

In the event that any proceeds are not immediately applied, we may temporarily invest them in U.S., state or municipal government or agency obligations, commercial paper, bank certificates of deposit, or repurchase agreements collateralized by U.S. government or agency obligations, or we may deposit the proceeds with banks.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the following periods was:

For the Twelve Months Ended December 31,

2000		1999		1998		1997		1996

3.82	x	4.37	x	3.87	x	2.75	x	4.80	x

For the Twelve Months Ended March 31,

2001		2000

4.00	x	4.38	x

We define “earnings” as income before income taxes plus fixed charges. We define “fixed charges” as the sum of interest on long-term debt, other interest and amortization of debt discount and expense.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filing number is 1-3274. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov or our web site at http://www.fpc.com. Unless we specifically state otherwise, the contents of our web site do not constitute a part of this prospectus or any prospectus supplement. You may also read and copy any document we file with the SEC at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. The SEC’s public reference room in Washington is located at 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities being registered.

•	Our Annual Report on Form 10-K for the year ended December 31, 2000; and

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

You may request a copy of these filings at no cost, by writing or calling us at the following address:

Florida Power Corporation
c/o Progress Energy, Inc.
Investor Relations
410 S. Wilmington Street
Raleigh, North Carolina 27601
Telephone: (919) 546-7474

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

DESCRIPTION OF THE SECURITIES

      This prospectus describes certain general terms of the offered securities. When we offer to sell a particular series, we will describe the specific terms in a prospectus supplement. The securities will be issued under indentures, selected provisions of which we have summarized below. The summary is not complete. The indentures appear as exhibits to the registration statement of which this prospectus is a part, or are incorporated by reference into this prospectus. You should read the indentures for provisions that may be important to you. In the summaries below, we have included references to section numbers of the applicable indentures so that you can easily locate these provisions. Capitalized terms used in the following summaries have the meanings specified in the applicable indentures unless otherwise defined below.

DESCRIPTION OF FIRST MORTGAGE BONDS

General

      We will issue First Mortgage Bonds in one or more series under an Indenture, dated as of January 1, 1944, with First Chicago Trust Company of New York, as successor trustee (the “Mortgage Trustee”), as supplemented by supplemental indentures, including one or more supplemental indentures relating to the First Mortgage Bonds. In the following discussion, we will refer to the Indenture and all supplements to the Indenture together as the “Mortgage.” We will refer to all of our First Mortgage Bonds, including those already issued and those to be issued under this shelf registration process or otherwise issued in the future, as “First Mortgage Bonds.” The information we are providing you in this prospectus concerning the First Mortgage Bonds and the Mortgage is only a summary of the information provided in those documents and the information is qualified in its entirety by reference to the provisions of the Mortgage. You should consult the First Mortgage Bonds themselves, the Mortgage and other documents for more complete information on the First Mortgage Bonds. These documents appear as exhibits to the registration statement of which this prospectus is a part, or will appear as exhibits to other documents that we will file with the SEC, which will be incorporated by reference into this prospectus. In the summary below, we have included references to applicable section numbers of the Mortgage so that you can more easily locate the relevant provisions.

Provisions of a Particular Series

      You should consult the prospectus supplement relating to any particular issue of the First Mortgage Bonds for the following information:

•	the designation, series and aggregate principal amount of the First Mortgage Bonds;

•	the percentage of the principal amount for which we will issue and sell the First Mortgage Bonds;

•	the date of maturity for the First Mortgage Bonds;

•	the rate at which the First Mortgage Bonds will bear interest and the method of determining that rate;

•	the dates on which interest is payable;

•	the denominations in which we will authorize the First Mortgage Bonds to be issued, if other than $1,000 or integral multiples of $1,000;

•	whether we will offer the First Mortgage Bonds in the form of global bonds and, if so, the name of the depositary for any global bonds;

•	the terms applicable to any rights to convert First Mortgage Bonds into or exchange them for other of our securities or those of any other entity;

•	redemption terms and sinking fund provisions, if any; and

•	any other specific terms that do not conflict with the Mortgage.

For more information, see Section 2.01 of the Mortgage.

      No series of the First Mortgage Bonds will be limited in aggregate principal amount except as provided in the Mortgage. Unless the applicable prospectus supplement states otherwise, the covenants contained in the Mortgage will not afford holders of the First Mortgage Bonds protection in the event of a change of control or highly leveraged transaction. As of March 31, 2001, $510 million aggregate principal amount of First Mortgage Bonds were outstanding.

Form and Exchanges

      Unless otherwise specified in the applicable prospectus supplement, we expect to issue the First Mortgage Bonds as fully registered bonds without coupons in denominations of $1,000 or any integral multiple of $1,000. Holders may exchange them, free of charge, for a like aggregate principal amount of other First Mortgage Bonds of different authorized denominations of the same series. Holders may also transfer the First Mortgage Bonds free of charge except for any stamp taxes or other governmental charges that may apply. The First Mortgage Bonds may be presented for transfer or exchange at the corporate trust office of the Trustee in New York, New York. For more information, see Sections 2.01 and 2.03 of the Mortgage.

Interest and Payment

      The prospectus supplement for any First Mortgage Bonds we issue will state the interest rate, the method of determination of the interest rate, and the date on which interest is payable. Unless the prospectus supplement states otherwise, principal and interest will be paid at First Chicago Trust Company of New York.

      We have agreed to pay interest, to the extent enforceable under law, on any overdue installment of interest on the First Mortgage Bonds at the highest rate of interest payable on any of the First Mortgage Bonds outstanding under the Mortgage. For more information, see Section 2.01 and Article X of the Mortgage.

Redemption and Purchase of First Mortgage Bonds

      If the First Mortgage Bonds are redeemable, the redemption terms will appear in the prospectus supplement. We may declare redemptions on at least 30 days notice to the holders of First Mortgage Bonds to be redeemed and to the Mortgage Trustee. We have agreed that before the redemption date we will deposit with the Mortgage Trustee a sum of money sufficient to redeem the subject First Mortgage Bonds. Our failure to make this required deposit will constitute a completed default under the Mortgage on the specified redemption date and the First Mortgage Bonds called for redemption shall immediately become due and payable. For more information, see Article VIII of the Mortgage.

      First Mortgage Bonds are redeemable, in whole but not in part, on not more than 90 days notice to holders, at a redemption price of 100% of the principal amount thereof, together with accrued interest to the date of redemption, in the event that:

•	all of our outstanding common stock is acquired by some governmental body or instrumentality and we elect to redeem all First Mortgage Bonds; or

•	all or substantially all the mortgaged and pledged property, constituting bondable property as defined in the Mortgage, that is then subject to the Mortgage as a first lien shall be released from the lien of the Mortgage under the provisions thereof, and available moneys held by the Mortgage Trustee, including any moneys deposited by us for the purpose, are sufficient to redeem all the First Mortgage Bonds at the redemption prices (together with accrued interest to the date of redemption) specified therein applicable to the redemption thereof upon the happening of such event.

For more information, see Section 8.08 of the Mortgage.

Maintenance Fund

      The Mortgage provides that the amount expended for property additions (excluding several stated exceptions) will, at the end of each year, equal the minimum provision for depreciation, for each calendar year subsequent to December 31, 1943, and if at the end of any such year we have not expended such required amount, we will, on or before the next succeeding March 31, deposit with the Mortgage Trustee the difference in cash. Certain credits are allowed against cash so required to be deposited. During the three years immediately following a cash deposit with the Mortgage Trustee, we may at any time or from time to time withdraw cash in an amount equal to any available maintenance credit. Cash not so withdrawn shall be applied towards the payment due upon maturity or for the purchase of outstanding First Mortgage Bonds as provided in the Mortgage. For more information, see Sections 5.08 and 1.05 of the Mortgage.

      We must provide the Mortgage Trustee with an annual maintenance certificate with respect to the bondable value of property additions. The minimum provision for depreciation means an amount equal to:

•	15% of our gross operating revenues, net of the cost of electric energy purchased for resale; less

•	an amount equal to the aggregate of the charges to operating expense for maintenance; provided, however,

•	that the minimum provision for depreciation for any period shall not exceed the maximum provision for depreciation, as defined, for the period.

The maximum provision for depreciation shall mean as to each full calendar year, an amount equal to:

•	$750,000, plus

•	2.25% of the sum of all property additions after January 1, 1944 up to the beginning of the subject calendar year, less

•	2.25% of the aggregate amount of all retirements of bondable property during the period after January 1, 1944 up to the beginning of the subject calendar year.

For periods other than a calendar year, the maximum provision for depreciation shall be based upon the maximum provision for depreciation for the calendar year ended during such period multiplied by the number of calendar months or fractions thereof included in such period and divided by 12.

      Cumulative expenditures for property additions exceeded the required provision for depreciation by approximately $5.8 billion as of December 31, 2000.

Ranking and Security

      The First Mortgage Bonds will be secured by the lien of the Mortgage and will rank pari passu with all bonds outstanding thereunder. In the opinion of our counsel, the Mortgage constitutes a first mortgage lien, subject only to permitted encumbrances and liens, on substantially all of the fixed properties owned by us except miscellaneous properties specifically excepted. After-acquired property is covered by the lien of the Mortgage, subject to existing liens at the time such property is acquired. For more information, see the Preambles and Section 2.01 of the Mortgage.

Issuance of Additional First Mortgage Bonds

      First Mortgage Bonds may be issued under the Mortgage in a principal amount equal to:

•	an amount not exceeding 60% of the bondable value of property additions, which term generally includes all of our tangible property that we are authorized to acquire, own and operate, that has become subject to the Mortgage and which is used in connection with the generation, purchase, transmission, distribution or sale of electricity for light, heat, power or other purposes;

•	an additional aggregate principal amount not exceeding the aggregate principal amount of refundable prior lien bonds deposited with the Mortgage Trustee or judicially determined to be invalid;

•	an additional aggregate principal amount not exceeding the aggregate principal amount of any outstanding First Mortgage Bonds that have been canceled or delivered for cancellation; and

•	an additional aggregate principal amount equal to the amount of cash deposited with the Mortgage Trustee against the issuance of bonds.

For more information, see Sections 4.03 thorough 4.06 of the Mortgage.

      As of December 31, 2000, the bondable value of property additions under the first bullet point above was approximately $3.8 billion, permitting the issuance of approximately $2.3 billion of additional bonds. Cash deposited with the Mortgage Trustee under the fourth bullet point above may be withdrawn in an amount equal to the principal amount of any First Mortgage Bonds we would otherwise be entitled to have authenticated under any of the provisions referred to in the first three bullet points above, and may also be used for the purchase or redemption of First Mortgage Bonds which, by their terms, are redeemable. For more information, see Section 4.06 of the Mortgage.

      First Mortgage Bonds may be authenticated pursuant to the first and fourth bullet points above (and in certain cases pursuant to the second and third bullet points above) only if net earnings for 12 successive months in the 15 months immediately preceding the first day of the month in which application for additional First Mortgage Bonds is made shall be at least two times the annual interest charges on the First Mortgage Bonds and prior lien bonds outstanding and to be outstanding. For more information, see Section 4.08 of the Mortgage.

Restriction on Dividends

      Unless otherwise stated in the prospectus supplement, in the case of First Mortgage Bonds issued under this prospectus and any accompanying prospectus supplement, and so long as any First Mortgage Bonds are outstanding, we may only pay cash dividends on our common stock, and make any other distribution to Florida Progress Corporation, our common stockholder, out of our net income subsequent to December 31, 1943. For more information, see Section 5.24 of the Mortgage.

Release and Substitution of Property

      Subject to various limitations, property may be released from the lien of the Mortgage when sold or exchanged, upon the basis of:

•	cash deposited with the Mortgage Trustee;

•	the principal amount of any purchase money obligations pledged with the Mortgage Trustee;

•	the fair value of any property additions certified to the Mortgage Trustee and acquired by us in exchange for the property to be released; or

•	if non-bondable property is to be released, the fair value of property and certain securities certified to the Mortgage Trustee and acquired by us in exchange for the property to be released, less the principal amount of certain outstanding prior lien bonds.

For more information, see Section 9.03 of the Mortgage.

      If all or substantially all of the mortgaged and pledged property constituting bondable property which at the time shall be subject to the lien of the Mortgage as a first lien shall be released, whether pursuant to our request or by eminent domain, then we are required to redeem all the First Mortgage Bonds and have agreed to deposit with the Mortgage Trustee sufficient cash for that purpose. Any new property acquired to take the place of any property released shall be subjected to the lien of the Mortgage. For more information, see Sections 8.08(b), 9.03, 9.05 and 9.11 of the Mortgage.

Modification of Mortgage

      The Mortgage may generally be modified with the consent of the holders of not less than 75% in aggregate principal amount of First Mortgage Bonds outstanding which would be affected by the action proposed to be taken, except no such modifications shall:

•	extend the maturity of any First Mortgage Bonds, or reduce the interest rate or extend the time of payment thereof, or reduce the principal amount thereof, without the express consent of the holder of each First Mortgage Bond affected;

•	reduce the percentage of holders who must consent to the modifications referred to in this section without the consent of the holders of all First Mortgage Bonds outstanding;

•	permit the creation of a prior or equal lien on the pledged property; or

•	deprive any First Mortgage Bond of the lien of the Mortgage.

For more information, see Section 17.02 of the Mortgage.

Default

      In the event of a completed default, the Mortgage Trustee or the holders of at least 25% of the outstanding First Mortgage Bonds may declare the principal of all outstanding First Mortgage Bonds immediately due and payable. The following are defined as completed defaults in the Mortgage:

•	default in the payment of principal of, and premium, if any, on any of the First Mortgage Bonds when due and payable, whether at maturity or by declaration, or otherwise;

•	default continued for 60 days in the payment of any interest on any of the First Mortgage Bonds;

•	default in the payment of principal or interest upon any outstanding prior lien bonds continued beyond any applicable grace period;

•	certain acts of bankruptcy, insolvency or reorganization; and

•	default continued for 60 days after written notice to us by the Mortgage Trustee (or to us and the Mortgage Trustee by the holders of at least 25% in principal amount of the then outstanding First Mortgage Bonds) in the observance or performance of any other covenant, agreement or condition contained in the Mortgage or in any of the First Mortgage Bonds.

For more information, see Section 10.01 of the Mortgage.

      If the default has been cured, however, the holders of not less than a majority in aggregate principal amount of the First Mortgage Bonds then outstanding may rescind and annul the declaration and its consequences. If the Mortgage Trustee in good faith determines it to be in the interest of the holders of the First Mortgage Bonds, it may withhold notice of default, except in payment of principal, premium, if any, interest or sinking fund payments, if any, for retirement of First Mortgage Bonds. We are required by the Mortgage to report annually to the Mortgage Trustee as to the absence of default and compliance with the provisions of the Mortgage. For more information, see Sections 10.01, 10.02 and 5.23 of the Mortgage.

      The holders of not less than a majority in principal amount of the First Mortgage Bonds outstanding have the right to direct the time, method and place of conducting any proceedings for any remedy available to, or conferred by the Mortgage upon, the Mortgage Trustee; provided, however, that the Mortgage Trustee may, if it determines in good faith that such direction would involve the Mortgage Trustee in personal liability or be unjustly prejudicial to the rights of the non-assenting bondholders, decline to follow such direction. For more information, see Section 10.06 of the Mortgage.

Evidence to Be Furnished to the Mortgage Trustee Under the Mortgage

      We may demonstrate compliance with Mortgage provisions regarding certificates and opinions by providing written statements to the Mortgage Trustee from our officers or experts we select. For instance, we may select an engineer or appraiser to provide a written statement regarding the value of property being certified or released, or an accountant regarding net earnings, or counsel regarding property titles and compliance with the Mortgage generally. In certain significant matters, applicable law requires that an accountant or engineer must be independent. For more information, see Section 314(d) of the Trust Indenture Act of 1939. We must file certificates and other papers each year and whenever certain events occur. Additionally, we must provide evidence from time to time demonstrating our compliance with the conditions and covenants under the Mortgage.

Relationship With the Trustee

      In the normal course of business, the Mortgage Trustee or its affiliates may, from time to time, provide certain commercial banking, investment banking, and securities underwriting services to us and our affiliates.

DESCRIPTION OF DEBT SECURITIES

General

      The Debt Securities offered by this prospectus will be our direct unsecured general obligations. This prospectus describes certain general terms of the Debt Securities offered through this prospectus. When we offer to sell a particular series of Debt Securities, we will describe the specific terms of that series in a prospectus supplement. The Debt Securities will be issued under one or more indentures for Debt Securities between us and a trustee elected by us. In this prospectus, we will refer to any indenture under which we may issue Debt Securities as the “Debt Securities Indenture,” and we will refer to the trustee under any Debt Securities Indenture as the “Debt Securities Trustee.” A form of Debt Securities Indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

      The prospectus supplement applicable to a particular series of Debt Securities may state that a particular series of Debt Securities will be our subordinated obligations. The form of Debt Securities Indenture referred to above includes optional provisions (designated by brackets (“[ ]”)) that we would expect to appear in a separate indenture for subordinated debt securities in the event we issue subordinated debt securities. In the following discussion, we refer to any subordinated obligations as the “Subordinated Debt Securities.” Unless the applicable prospectus supplement provides otherwise, we will use a separate Debt Securities Indenture for any Subordinated Debt Securities that we may issue.

      We have summarized selected provisions of the Debt Securities Indenture below. Each Debt Securities Indenture will be independent of any other Debt Securities Indenture unless otherwise stated in a prospectus supplement. The summary that follows is not complete. You should consult the applicable Debt Securities, Debt Securities Indenture, and any supplemental indentures and other related documents for more complete information on the Debt Securities. These documents appear as exhibits to, or are incorporated by reference into, the registration statement of which this prospectus is a part, or will appear as exhibits to other documents that we will file with the SEC, which will be incorporated by reference into this prospectus. In the summary below, we have included references to applicable section numbers of the Debt Securities Indenture so that you can easily locate these provisions.

Provisions of a Particular Series

      You should consult the prospectus supplement relating to any particular series of Debt Securities for the following information:

•	the title of the Debt Securities;

•	any limit on aggregate principal amount of the Debt Securities or the series of which they are a part;

•	the date(s), or method for determining the date(s), on which the principal of the Debt Securities will be payable;

•	the rate, including the method of determination if applicable, at which the Debt Securities will bear interest, if any; and

—	the date from which any interest will accrue;

—	the dates on which we will pay interest; and

—	the record date for any interest payable on any interest payment date;

•	the place where

—	the principal of, premium, if any, and interest on the Debt Securities will be payable;

—	you may register transfer of the Debt Securities;

—	you may exchange the Debt Securities; and

—	you may serve notices and demands upon us regarding the Debt Securities;

•	the security registrar for the Debt Securities and whether the principal of the Debt Securities is payable without presentment or surrender of them;

•	the terms and conditions upon which we may elect to redeem any Debt Securities;

•	the denominations in which we may issue Debt Securities, if other than $1,000 and integral multiples of $1,000;

•	the terms and conditions upon which the Debt Securities must be redeemed or purchased due to our obligations pursuant to any sinking fund or other mandatory redemption or tender provisions, or at the holder’s option, including any applicable exceptions to notice requirements;

•	the currency, if other than United States currency, in which payments on the Debt Securities will be payable;

•	the terms according to which elections can be made by us or the holder regarding payments on the Debt Securities in currency other than the currency in which the Debt Securities are stated to be payable;

•	if payments are to be made on the Debt Securities in securities or other property, the type and amount of the securities and other property or the method by which the amount shall be determined;

•	the manner in which we will determine any amounts payable on the Debt Securities that are to be determined with reference to an index or other fact or event ascertainable outside the applicable indenture;

•	if other than the entire principal amount, the portion of the principal amount of the Debt Securities payable upon declaration of acceleration of their maturity;

•	any addition to the events of default applicable to any Debt Securities and any additions to our covenants for the benefit of the holders of the Debt Securities;

•	the terms applicable to any rights to convert Debt Securities into or exchange them for other of our securities or those of any other entity;

•	whether we are issuing Debt Securities as global securities, and if so,

—	any limitations on transfer or exchange rights or the right to obtain the registration of transfer;

—	any limitations on the right to obtain definitive certificates for the Debt Securities; and

—	any other matters incidental to the Debt Securities;

•	whether we are issuing the Debt Securities as bearer securities;

•	any limitations on transfer or exchange of Debt Securities or the right to obtain registration of their transfer, and the terms and amount of any service charge required for registration of transfer or exchange;

•	any exceptions to the provisions governing payments due on legal holidays, or any variations in the definition of business day with respect to the Debt Securities;

•	any collateral security, assurance, guarantee or other credit enhancement applicable to the Debt Securities; and

•	any other terms of the Debt Securities not in conflict with the provisions of the applicable Debt Securities Indenture.

For more information, see Section 301 of the applicable Debt Securities Indenture.

      Debt Securities may be sold at a substantial discount below their principal amount. You should consult the applicable prospectus supplement for a description of certain special United States federal income tax considerations that may apply to Debt Securities sold at an original issue discount or denominated in a currency other than dollars.

      Unless the applicable prospectus supplement states otherwise, the covenants contained in the applicable indenture will not afford holders of Debt Securities protection in the event we have a change in control or are involved in a highly-leveraged transaction.

Subordination

      The applicable prospectus supplement may provide that a series of Debt Securities will be Subordinated Debt Securities, subordinate and junior in right of payment to all of our Senior Indebtedness, as defined below. If so, we will issue these securities under a separate Debt Securities Indenture for Subordinated Debt Securities. For more information, see Article XV of the applicable Debt Securities Indenture.

      No payment of principal of, including redemption and sinking fund payments, or any premium or interest on, the Subordinated Debt Securities may be made if

•	there occur certain acts of bankruptcy, insolvency, liquidation, dissolution or other winding up of our company;

•	any Senior Indebtedness is not paid when due,

•	any applicable grace period with respect to other defaults with respect to any Senior Indebtedness has ended, the default has not been cured or waived, and the maturity of such Senior Indebtedness has been accelerated because of the default, or

•	the maturity of the Subordinated Debt Securities of any series has been accelerated because of a default.

      Upon any distribution of our assets to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and any premium and interest due or to become due on, all outstanding Senior Indebtedness must be paid in full before the holders of the Subordinated Debt Securities are entitled to payment. For more information, see Section 1502 of the applicable Debt Securities Indenture. The rights of the holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full. For more information, see Section 1504 of the applicable Debt Securities Indenture.

      As defined in the Subordinated Debt Securities Indenture, the term “Senior Indebtedness” means

•	all obligations (other than non-recourse obligations and the indebtedness issued under the Subordinated Debt Securities Indenture) of, or guaranteed or assumed by, us

—	for borrowed money (including both senior and subordinated indebtedness for borrowed money, but excluding the Subordinated Debt Securities); or

—	for the payment of money relating to any lease that is capitalized on our consolidated balance sheet in accordance with generally accepted accounting principles; or

•	indebtedness evidenced by bonds, debentures, notes or other similar instruments.

      In the case of any such indebtedness or obligations, Senior Indebtedness includes amendments, renewals, extensions, modifications and refundings, whether existing as of the date of the Subordinated Debt Securities Indenture or subsequently incurred by us.

      The Subordinated Debt Securities Indenture does not limit the aggregate amount of Senior Indebtedness that we may issue.

Form, Exchange and Transfer

      Unless the applicable prospectus supplement states otherwise, we will issue Debt Securities only in fully registered form without coupons and in denominations of $1,000 and integral multiples of that amount. For more information, see Sections 201 and 302 of the applicable Debt Securities Indenture.

      Holders may present Debt Securities for exchange or for registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer, at the office of the security registrar or at the office of any transfer agent we may designate. Exchanges and transfers are subject to the terms of the applicable indenture and applicable limitations for global securities. We may designate ourselves the security registrar. No charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge that the holder must pay in connection with the transaction. Any transfer or exchange will become effective upon the security registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. For more information, see Section 305 of the applicable Debt Securities Indenture.

      The applicable prospectus supplement will state the name of any transfer agent, in addition to the security registrar initially designated by us, for any Debt Securities. We may at any time designate additional transfer agents or withdraw the designation of any transfer agent or make a change in the office through which any transfer agent acts. We must, however, maintain a transfer agent in each place of payment for the Debt Securities of each series. For more information, see Section 602 of the applicable Debt Securities Indenture.

      We will not be required to

•	issue, register the transfer of, or exchange any Debt Securities or any tranche of any Debt Securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any Debt Securities called for redemption and ending at the close of business on the day of mailing; or

•	register the transfer of, or exchange any Debt Securities selected for redemption except the unredeemed portion of any Debt Securities being partially redeemed.

For more information, see Section 305 of the applicable Debt Securities Indenture.

Payment and Paying Agents

      Unless the applicable prospectus supplement states otherwise, we will pay interest on a Debt Security on any interest payment date to the person in whose name the Debt Security is registered at the close of business on the regular record date for the interest payment. For more information, see Section 307 of the applicable Debt Securities Indenture.

      Unless the applicable prospectus supplement provides otherwise, we will pay principal and any premium and interest on Debt Securities at the office of the paying agent whom we will designate for this purpose. Unless the applicable prospectus supplement states otherwise, the corporate trust office of the Debt Securities Trustee in New York City will be designated as our sole paying agent for payments with respect to Debt Securities of each series. Any other paying agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time add or delete paying agents or change the office through which any paying agent acts. We must, however, maintain a paying agent in each place of payment for the Debt Securities of a particular series. For more information, see Section 602 of the applicable Debt Securities Indenture.

      All money we pay to a paying agent for the payment of the principal and any premium or interest on any Debt Security that remains unclaimed at the end of two years after payment is due will be repaid to us. After that date, the holder of that Debt Security shall be deemed an unsecured general creditor and may look only to us for these payments. For more information, see Section 603 of the applicable Debt Securities Indenture.

Redemption

      You should consult the applicable prospectus supplement for any terms regarding optional or mandatory redemption of Debt Securities. Except for the provisions in the applicable prospectus supplement regarding Debt Securities redeemable at the holder’s option, Debt Securities may be redeemed only upon notice by mail not less than 30 nor more than 60 days prior to the redemption date. Further, if less than all of the Debt Securities of a series, or any tranche of a series, are to be redeemed, the Debt Securities to be redeemed will be selected by the method provided for the particular series. In the absence of a selection provision, the Debt Securities Trustee will select a fair and appropriate method of random selection. For more information, see Sections 403 and 404 of the applicable Debt Securities Indenture.

      A notice of redemption we provide may state:

•	that redemption is conditioned upon receipt by the paying agent on or before the redemption date of money sufficient to pay the principal of and any premium and interest on the Debt Securities; and

•	that if the money has not been received, the notice will be ineffective and we will not be required to redeem the Debt Securities.

For more information, see Section 404 of the applicable Debt Securities Indenture.

Consolidation, Merger and Sale of Assets

      We may not consolidate with or merge into any other person, nor may we transfer or lease substantially all of our assets and property to any person, unless:

•	the corporation formed by the consolidation or into which we are merged, or the person that acquires by conveyance or transfer, or that leases, substantially all of our property and assets

—	is organized and validly existing under the laws of any domestic jurisdiction; and

—	expressly assumes by supplemental indenture our obligations on the Debt Securities and under the applicable indentures;

•	immediately after giving effect to the transaction, no event of default, and no event that would become an event of default, has occurred and is continuing; and

•	we have delivered to the Debt Securities Trustee an officer’s certificate and opinion of counsel as provided in the applicable indentures.

For more information, see Section 1101 of the applicable Debt Securities Indenture.

Events of Default

      “Event of default” under the applicable indenture with respect to Debt Securities of any series means any of the following:

•	failure to pay any interest due on any Debt Security of that series within 30 days;

•	failure to pay principal or premium, if any, when due on any Debt Security of that series;

•	failure to make any required sinking fund payment on any Debt Securities of that series;

•	breach of or failure to perform any other covenant or warranty in the applicable indenture with respect to Debt Securities of that series for 60 days (subject to extension under certain circumstances for another 120 days) after we receive notice from the Debt Securities Trustee, or we and the Debt Securities Trustee receive notice from the holders of at least 33% in principal amount of the Debt Securities of that series outstanding under the applicable indenture according to the provisions of the applicable indenture;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default set forth in the applicable prospectus supplement.

For more information, see Section 801 of the applicable Debt Securities Indenture.

      An event of default with respect to a particular series of Debt Securities does not necessarily constitute an event of default with respect to the Debt Securities of any other series issued under the applicable indenture.

      If an event of default with respect to a particular series of Debt Securities occurs and is continuing, either the Debt Securities Trustee or the holders of at least 33% in principal amount of the outstanding Debt Securities of that series may declare the principal amount of all of the Debt Securities of that series to be due and payable immediately. If the Debt Securities of that series are discount securities or similar Debt Securities, only the portion of the principal amount as specified in the applicable prospectus supplement may be immediately due and payable. If an event of default occurs and is continuing with respect to all series of Debt Securities issued under a Debt Securities Indenture, including all events of default relating to bankruptcy, insolvency or reorganization, the Debt Securities Trustee or the holders of at least 33% in principal amount of the outstanding Debt Securities of all series issued under that Debt Securities Indenture, considered together, may declare an acceleration of the principal amount of all series of Debt Securities issued under that Debt Securities Indenture. There is no automatic acceleration, even in the event of our bankruptcy or insolvency.

      The applicable prospectus supplement may provide, with respect to a series of Debt Securities to which a credit enhancement is applicable, that the provider of the credit enhancement may, if a default has occurred and is continuing with respect to the series, have all or any part of the rights with respect to remedies that would otherwise have been exercisable by the holder of that series.

      At any time after a declaration of acceleration with respect to the Debt Securities of a particular series, and before a judgment or decree for payment of the money due has been obtained, the event of default giving rise to the declaration of acceleration will, without further action, be deemed to have been waived, and the declaration and its consequences will be deemed to have been rescinded and annulled, if

•	we have paid or deposited with the Debt Securities Trustee a sum sufficient to pay

—	all overdue interest on all Debt Securities of the particular series;

—	the principal of and any premium on any Debt Securities of that series that have become due otherwise than by the declaration of acceleration and any interest at the rate prescribed in the Debt Securities;

—	interest upon overdue interest at the rate prescribed in the Debt Securities, to the extent payment is lawful; and

—	all amounts due to the Debt Securities Trustee under the applicable indenture; and

•	any other event of default with respect to the Debt Securities of the particular series, other than the failure to pay the principal of the Debt Securities of that series that has become due solely by the declaration of acceleration, has been cured or waived as provided in the applicable indenture.

For more information, see Section 802 of the applicable Debt Securities Indenture.

      The applicable Debt Securities Indenture includes provisions as to the duties of the Debt Securities Trustee in case an event of default occurs and is continuing. Consistent with these provisions, the Debt Securities Trustee will be under no obligation to exercise any of its rights or powers at the request or direction of any of the holders unless those holders have offered to the Debt Securities Trustee reasonable indemnity against the costs, expenses and liabilities that may be incurred by it in compliance with such request or direction. For more information, see Section 903 of the applicable Debt Securities Indenture. Subject to these provisions for indemnification, the holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Debt Securities Trustee, or exercising any trust or power conferred on the Debt Securities Trustee, with respect to the Debt Securities of that series. For more information, see Section 812 of the applicable Debt Securities Indenture.

      No holder of Debt Securities may institute any proceeding regarding the applicable indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the applicable indenture unless

•	the holder has previously given to the Debt Securities Trustee written notice of a continuing event of default of that particular series;

•	the holders of a majority in principal amount of the outstanding Debt Securities of all series with respect to which an event of default is continuing have made a written request to the Debt Securities Trustee, and have offered reasonable indemnity to the Debt Securities Trustee, to institute the proceeding as trustee; and

•	the Debt Securities Trustee has failed to institute the proceeding, and has not received from the holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with the request, within 60 days after notice, request and offer of reasonable indemnity.

For more information, see Section 807 of the applicable Debt Securities Indenture.

      The preceding limitations do not apply, however, to a suit instituted by a holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on the Debt Securities on or after the applicable due date stated in the Debt Securities. For more information, see Section 808 of the applicable Debt Securities Indenture.

      We must furnish annually to the Debt Securities Trustee a statement by an appropriate officer as to that officer’s knowledge of our compliance with all conditions and covenants under each of the indentures for Debt Securities. Our compliance is to be determined without regard to any grace period or notice requirement under the respective indenture. For more information, see Section 606 of the applicable Debt Securities Indenture.

Modification and Waiver

      We and the Debt Securities Trustee, without the consent of the holders of the Debt Securities, may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in the applicable indenture and the Debt Securities;

•	to add one or more covenants or other provisions for the benefit of the holders of outstanding Debt Securities or to surrender any right or power conferred upon us by the applicable indenture;

•	to add any additional events of default;

•	to change or eliminate any provision of the applicable indenture or add any new provision to it, but if this action would adversely affect the interests of the holders of any particular series of Debt Securities in any material respect, the action will not become effective with respect to that series while any Debt Securities of that series remain outstanding under the applicable indenture;

•	to provide collateral security for the Debt Securities;

•	to establish the form or terms of Debt Securities according to the provisions of the applicable indenture;

•	to evidence the acceptance of appointment of a successor Debt Securities Trustee under the applicable indenture with respect to one or more series of the Debt Securities and to add to or change any of the provisions of the applicable indenture as necessary to provide for trust administration under the applicable indenture by more than one trustee;

•	to provide for the procedures required to permit the use of a non-certificated system of registration for any series of Debt Securities;

•	to change any place where

—	the principal of and any premium and interest on any Debt Securities are payable;

—	any Debt Securities may be surrendered for registration of transfer or exchange; or

—	notices and demands to or upon us regarding Debt Securities and the applicable indentures may be served; or

•	to cure any ambiguity or inconsistency, but only by means of changes or additions that will not adversely affect the interests of the holders of Debt Securities of any series in any material respect.

For more information, see Section 1201 of the applicable Debt Securities Indenture.

      The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive

•	compliance by us with certain provisions of the applicable indenture (see Section 607 of the applicable Debt Securities Indenture); and

•	any past default under the applicable indenture, except a default in the payment of principal, premium, or interest and certain covenants and provisions of the applicable indenture that cannot be modified or amended without consent of the holder of each outstanding Debt Security of the series affected (see Section 813 of the applicable Debt Securities Indenture).

      The Trust Indenture Act of 1939 may be amended after the date of the applicable indenture to require changes to the indenture. In this event, the indenture will be deemed to have been amended so as to effect the changes, and we and the Debt Securities Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence or effect the amendment. For more information, see Section 1201 of the applicable Debt Securities Indenture.

      Except as provided in this section, the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities issued pursuant to a Debt Securities Indenture, considered as one class, is required to change in any manner the applicable indenture pursuant to one or more supplemental indentures. If less than all of the series of Debt Securities outstanding under a Debt Securities Indenture are directly affected by a proposed supplemental indenture, however, only the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series directly affected, considered as one class, will be required. Furthermore, if the Debt Securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the holders of one or more, but not all, tranches, only the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all tranches directly affected, considered as one class, will be required. In addition, an amendment or modification

•	may not, without the consent of the holder of each outstanding Debt Security affected

—	change the maturity of the principal of, or any installment of principal of or interest on, any Debt Securities;

—	reduce the principal amount or the rate of interest, or the amount of any installment of interest, or change the method of calculating the rate of interest;

—	reduce any premium payable upon the redemption of the Debt Securities;

—	reduce the amount of the principal of any Debt Security originally issued at a discount from the stated principal amount that would be due and payable upon a declaration of acceleration of maturity;

—	change the currency or other property in which a Debt Security or premium or interest on a Debt Security is payable; or

—	impair the right to institute suit for the enforcement of any payment on or after the stated maturity, or in the case of redemption, on or after the redemption date, of any Debt Securities;

•	may not reduce the percentage of principal amount requirement for consent of the holders for any supplemental indenture, or for any waiver of compliance with any provision of or any default under the applicable indenture, or reduce the requirements for quorum or voting, without the consent of the holder of each outstanding Debt Security of each series or tranche affected; and

•	may not modify provisions of the applicable indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the Debt Securities of any series, or any tranche of a series, without the consent of the holder of each outstanding Debt Security affected.

      A supplemental indenture will be deemed not to affect the rights under the applicable indenture of the holders of any series or tranche of the Debt Securities if the supplemental indenture

•	changes or eliminates any covenant or other provision of the applicable indenture expressly included solely for the benefit of one or more other particular series of Debt Securities or tranches thereof; or

•	modifies the rights of the holders of Debt Securities of any other series or tranches with respect to any covenant or other provision.

For more information, see Section 1202 of the applicable Debt Securities Indenture.

      If we solicit from holders of the Debt Securities any type of action, we may at our option by board resolution fix in advance a record date for the determination of the holders entitled to vote on the action. We shall have no obligation, however, to do so. If we fix a record date, the action may be taken before or after the record date, but only the holders of record at the close of business on the record date shall be deemed to be holders for the purposes of determining whether holders of the requisite proportion of the outstanding Debt Securities have authorized the action. For that purpose, the outstanding Debt Securities shall be computed as of the record date. Any holder action shall bind every future holder of the same security and the holder of every security issued upon the registration of transfer of or in exchange for or in lieu of the security in respect of anything done or permitted by the Debt Securities Trustee or us in reliance on that action, whether or not notation of the action is made upon the security. For more information, see Section 104 of the applicable Debt Securities Indenture.

Defeasance

      Unless the applicable prospectus supplement provides otherwise, any Debt Security, or portion of the principal amount of a Debt Security, will be deemed to have been paid for purposes of the applicable indenture, and, at our election, our entire indebtedness in respect of the Debt Security, or portion thereof, will be deemed to have been satisfied and discharged, if we have irrevocably deposited with the Debt Securities Trustee or any paying agent other than us, in trust money, certain eligible obligations, as defined in the applicable indenture, or a combination of the two, sufficient to pay principal of and any premium and interest due and to become due on the Debt Security or portion thereof. For more information, see Section 701 of the applicable Debt Securities Indenture. For this purpose, unless the applicable prospectus supplement provides otherwise, eligible obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of full faith and credit of the United States, and certificates, depositary receipts or other instruments that evidence a direct ownership interest in those obligations or in any specific interest or principal payments due in respect of those obligations.

Resignation, Removal of Debt Securities Trustee; Appointment of Successor

      The Debt Securities Trustee may resign at any time by giving written notice to us or may be removed at any time by an action of the holders of a majority in principal amount of outstanding Debt Securities delivered to the Debt Securities Trustee and us. No resignation or removal of the Debt Securities Trustee and no appointment of a successor trustee will become effective until a successor trustee accepts appointment in accordance with the requirements of the applicable indenture. So long as no event of default or event that would become an event of default has occurred and is continuing, and except with respect to a Debt Securities Trustee appointed by an action of the holders, if we have delivered to the Debt Securities Trustee a resolution of our board of directors appointing a successor trustee and the successor trustee has accepted the appointment in accordance with the terms of the applicable indenture, the Debt Securities Trustee will be deemed to have resigned and the successor trustee will be deemed to have been appointed as trustee in accordance with the applicable indenture. For more information, see Section 910 of the applicable Debt Securities Indenture.

Notices

      We will give notices to holders of Debt Securities by mail to their addresses as they appear in the Debt Security Register. For more information, see Section 106 of the applicable Debt Securities Indenture.

Title

      The Debt Securities Trustee and its agents, and we and our agents, may treat the person in whose name a Debt Security is registered as the absolute owner of that Debt Security, whether or not that Debt Security may be overdue, for the purpose of making payment and for all other purposes. For more information, see Section 308 of the applicable Debt Securities Indenture.

Governing Law

      The Debt Securities Indentures and the Debt Securities, including any Subordinated Debt Securities Indentures and Subordinated Debt Securities, will be governed by, and construed in accordance with, the law of the State of New York. For more information, see Section 112 of the applicable Debt Securities Indenture.

GLOBAL SECURITIES

      We may issue some or all of the First Mortgage Bonds or Debt Securities of any series as global securities. We will register each global security in the name of a depositary identified in the applicable prospectus supplement. The global securities will be deposited with a depositary or nominee or custodian for the depositary and will bear a legend regarding restrictions on exchanges and registration of transfer as discussed below and any other matters to be provided pursuant to the indenture.

      As long as the depositary or its nominee is the registered holder of a global security, that person will be considered the sole owner and holder of the global security and the securities represented by it for all purposes under the securities and the indenture. Except in limited circumstances, owners of a beneficial interest in a global security

•	will not be entitled to have the global security or any securities represented by it registered in their names;

•	will not receive or be entitled to receive physical delivery of certificated securities in exchange for the global security; and

•	will not be considered to be the owners or holders of the global security or any securities represented by it for any purposes under the securities or the indenture.

      We will make all payments of principal and any premium and interest on a global security to the depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

      Ownership of beneficial interests in a global security will be limited to institutions having accounts with the depositary or its nominee, called “participants” for purposes of this discussion, and to persons that hold beneficial interests through participants. When a global security is issued, the depositary will credit on its book entry, registration and transfer system the principal amounts of securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by

•	the depositary, with respect to participants’ interests; or

•	any participant, with respect to interests of persons held by the participants on their behalf.

      Payments by participants to owners of beneficial interests held through the participants will be the responsibility of the participants. The depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	us or our affiliates;

•	the trustee under any indenture; or

•	any agent of any of the above.

PLAN OF DISTRIBUTION

      Unless the applicable prospectus supplement provides otherwise, we expect to sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly through a limited number of institutional purchasers or to a single purchaser; or

•	through agents.

      The applicable prospectus supplement will set forth the terms under which the securities are offered, including

•	the names of any underwriters, dealers or agents;

•	the purchase price and the net proceeds to us from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed, re-allowed or paid to dealers.

      We or any underwriters or dealers may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

      If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be severally obligated to purchase all of the securities, except that in certain cases involving a default by an underwriter, less than all of the securities may be purchased. If we sell securities through an agent, the applicable prospectus supplement will state the name and any commission payable by us to the agent. Unless the prospectus supplement provides otherwise, any agent acting for us will be acting on a best efforts basis for the period of its appointment.

      The applicable prospectus supplement will state whether we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. These contracts will be subject to the conditions set forth in the prospectus supplement. Additionally, the prospectus supplement will set forth the commission payable for solicitation of these contracts.

      Agents and underwriters may be entitled, under agreements with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933.

EXPERTS

      The financial statements and schedule as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, included in our Annual Report on Form 10-K for the year ended December 31, 2000, have been incorporated by reference in this prospectus and the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in the prospectus, and given upon the authority of that firm as experts in accounting and auditing.

      As previously announced, on March 21, 2001, the Audit Committee of our Board of Directors formally elected to engage Deloitte & Touche LLP as our independent accountants and dismiss KPMG as such independent accountant. Deloitte & Touche became our independent accountant upon KPMG’s completion of the 2000 audit and our issuance of the related financial statements. For additional detail regarding our change in independent accountants, please refer to “ITEM 9—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” included in our Form 10-K for the year ended December 31, 2000.

LEGAL OPINIONS

      Unless the applicable prospectus supplement provides otherwise, R. Alexander Glenn, Associate General Counsel of Florida Power Corporation, and Hunton & Williams of Raleigh, North Carolina and Miami, Florida, our outside counsel, will issue opinions about the legality of the offered securities for us. Unless the applicable prospectus supplement provides otherwise, any underwriters or agents will be advised about issues relating to any offering by their own legal counsel, Pillsbury Winthrop LLP of New York, New York.

________________________________________________________________________________

$500,000,000

Florida Power Corporation d/b/a

Progress Energy Florida, Inc.

First Mortgage Bonds

$                            % Series due

$                            % Series due

Prospectus Supplement

February       , 2003

Joint Book-Running Managers

Banc One Capital Markets, Inc.

Salomon Smith Barney
Wachovia Securities

Co-Managers

SunTrust Robinson Humphrey

Mellon Financial Markets LLC
BNY Capital Markets, Inc.
M.R. Beal & Company